First Mining Gold Corp.
(formerly known as First Mining Finance Corp.)

Consolidated Annual Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in Canadian dollars)

March 21, 2018

Independent Auditor’s Report

To the Shareholders of First Mining Gold Corp.

We have audited the accompanying consolidated financial statements of First Mining Gold Corp. and its subsidiaries (the Company), which comprise the consolidated statement of financial position as at December 31, 2017 and the consolidated statement of net loss and comprehensive loss, consolidated statement of cash flows, and consolidated statement of changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Mining Gold Corp. and its subsidiaries as at December 31, 2017 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards.

Emphasis of matter
As discussed in Note 3 (a) to the consolidated financial statements, the Company has changed its method of accounting for financial instruments in 2017 due to the early adoption of IFRS 9, Financial instruments.

Other matter
The financial statements as at December 31, 2016 and for the year then ended, were audited by other auditors who expressed an opinion without reservation in their report dated March 27, 2017.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the Shareholders of
First Mining Finance Corp

We have audited the accompanying consolidated financial statements of First Mining Finance Corp., which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of net loss and comprehensive loss, cash flows and changes in equity for the year ended December 31, 2016 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Mining Finance Corp. as at December 31, 2016 and its financial performance and its cash flows for the year ended December 31, 2016 in accordance with International Financial Reporting Standards.

(signed) “BDO CANADA LLP”

Chartered Professional Accountants

Vancouver, B.C.
March 27, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2017 AND DECEMBER 31, 2016
(Expressed in Canadian dollars unless otherwise noted)

	December 31,	December 31,
	2017	2016

ASSETS

Current
Cash and cash equivalents	$15,399,727	$33,157,447
Accounts and other receivables (Note 10)	434,552	1,372,596
Prepaid expenditures	371,549	449,194
Marketable securities (Note 11)	4,276,596	5,846,627
Total current assets	20,482,424	40,825,864

Non-current
Mineral properties (Note 12)	239,871,255	223,462,223
Mineral property investments (Note 13)	4,416,780	4,416,780
Property and equipment	772,326	670,140
Reclamation deposit	116,131	115,474
Accounts and other receivables (Note 10)	77,104	67,976
Total non-current assets	245,253,596	228,732,593

TOTAL ASSETS	$265,736,020	$269,558,457

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$1,082,840	$769,675
Loans payable (Note 15)	-	454,819
Total current liabilities	1,082,840	1,224,494

Non-current
Debenture liability (Note 16)	-	2,106,371
Total liabilities	1,082,840	3,330,865

SHAREHOLDERS’ EQUITY
Share capital (Note 17)	272,500,810	262,876,204
Warrant and share-based payment reserve (Note 17)	27,606,271	23,941,880
Accumulated other comprehensive (loss) income	(4,042,413)	708,672
Accumulated deficit	(31,411,488)	(21,299,164)
Total shareholders’ equity	264,653,180	266,227,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$265,736,020	$269,558,457
Commitments (Note 25)
Subsequent events (Note 26)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)

	Year ended December 31,
	2017	2016

EXPENDITURES
General and administration (Note 18)	$5,910,045	$5,348,096
Exploration and evaluation (Note 18)	1,757,684	1,593,612
Investor relations and marketing communications (Note 18)	3,283,787	4,164,090
Corporate development and due diligence (Note 18)	340,071	327,508
Loss from operational activities	(11,291,587)	(11,433,306)

OTHER ITEMS
Foreign exchange (loss) gain	(147,622)	980,590
Gain on divestiture of subsidiaries (Note 9)	-	806,714
Marketable securities fair value loss (Note 11)	-	(1,071,944)
Interest and other expenses	(89,496)	(219,183)
Interest and other income	344,437	267,320
Write-down of mineral properties (Note 12)	-	(485,114)

Net loss for the year	$(11,184,268)	$(11,154,923)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to net (loss) or income:
Marketable securities fair value loss (Note 11)	(3,398,726)	-
Items that may be reclassified to net (loss) or income:
Reclassification of currency translation adjustment on divestiture of subsidiaries (Note 9)	-	(1,021,847)
Currency translation adjustment	(280,415)	(361,723)

Other comprehensive loss	(3,679,141)	(1,383,570)

Total comprehensive loss for the year	$(14,863,409)	$(12,538,493)

Basic and diluted loss per share	$(0.02)	$(0.03)
Weighted average number of shares outstanding – Basic and Diluted	547,635,558	438,644,487

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)

	Year ended December 31,
	2017	2016
Cash flows from operating activities
Net loss for the year	$(11,184,268)	$(11,154,923)
Adjustments for:
Depreciation	295,320	150,144
Unrealized foreign exchange loss (gain)	102,998	(1,023,426)
Gain on divestiture of subsidiaries	-	(806,714)
Marketable securities fair value loss (Note 11)	-	1,071,944
Share-based payments (Note 17(d))	5,497,111	5,154,642
Accrued interest receivable and other income	98,504	(122,603)
Accrued interest payable and other expenses	87,861	234,607
Write-down of mineral properties	-	485,114
Operating cash flows before movements in working capital	(5,102,474)	(6,011,215)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(168,142)	1,397,223
Decrease (increase) in prepaid expenditures	57,783	(195,678)
(Decrease) in accounts payables and accrued liabilities	(100,752)	(2,269,876)
Total cash used in operating activities	(5,313,585)	(7,079,546)
Cash flows from investing activities
Property and equipment purchases	(468,509)	(456,895)
Mineral property expenditures	(11,995,827)	(4,052,848)
Other receivables or payments recovered	877,339	8,886
Increase in deferred acquisition costs	-	122,913
Purchase of marketable securities	(1,828,695)	(549,740)
Cash expended in acquisitions	(310,000)	(2,277,652)
Cash acquired in acquisitions	-	14,243,523
Total cash (used in) provided by investing activities	(13,725,692)	7,038,187
Cash flows from financing activities
Issuance of shares for cash in private placement (Note 17)	-	27,000,000
Cash share issuance costs (Note 17)	-	(157,193)
Proceeds from exercise of warrants and stock options	2,022,048	6,581,962
Repayment of debenture liability (Note 16)	(200,000)	(414,552)
Repayments of loans payable (Note 15)	(461,113)	(467,623)
Total cash provided by financing activities	1,360,935	32,542,594
Foreign exchange effect on cash	(79,378)	(27,396)
Change in cash and cash equivalents	(17,757,720)	32,473,839
Cash and cash equivalents, beginning	33,157,447	683,608
Cash and cash equivalents, ending	$15,399,727	$33,157,447
Supplemental cash flow information (Note 22)

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(Expressed in Canadian dollars unless otherwise noted)

				Share-	Accumulated
	Number of			based	other
	common	Capital	Warrant	payment	comprehensive	Accumulated
	shares	stock	reserve	reserve	income (loss)	deficit	Total

Balance as at December 31, 2015	293,289,909	$104,895,131	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,560,387
Shares issued from private placement (Note 17)	33,750,000	21,667,853	5,174,954	-	-	-	26,842,807
Shares issued on settlement of debt	2,117,509	1,921,927	-	-	-	-	1,921,927
Shares issued on acquisitions	187,432,003	121,460,961	-	-	-	-	121,460,961
Options issued on acquisitions	-	-	-	3,456,449	-	-	3,456,449
Warrants issued on acquisitions	-	-	8,786,950	-	-	-	8,786,950
Exercise of options (Note 17(d))	10,923,681	6,609,428	-	(3,061,121)	-	-	3,548,307
Exercise of warrants (Note 17(c))	11,926,634	6,320,904	(3,287,249)	-	-	-	3,033,655
Share-based payments	-	-	-	5,154,642	-	-	5,154,642
Loss for the year	-	-	-	-	-	(11,154,923)	(11,154,923)
Other comprehensive loss	-	-	-	-	(1,383,570)	-	(1,383,570)
Balance as at December 31, 2016	539,439,736	$262,876,204	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592

Balance as at December 31, 2016	539,439,736	$262,876,204	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592
Impact of adopting IFRS 9 (Note 3)	-	-	-	-	(1,071,944)	1,071,944	-
Balance as at January 1, 2017 (restated)	539,439,736	$262,876,204	15,360,264	$8,581,616	$(363,272)	$(20,227,220)	$266,227,592
Shares issued on acquisition of mineral properties	3,000,000	2,613,000	-	-	-	-	2,613,000
Shares issued on settlement of debenture iability (Note 16)	4,700,000	3,102,000	-	-	-	-	3,102,000
Exercise of options (Note 17(d))	4,162,617	3,314,898	-	(1,533,969)	-	-	1,780,929
Exercise of warrants (Note 17(c))	1,245,263	594,708	(353,589)	-	-	-	241,119
Share-based payments	-	-	-	5,551,949	-	-	5,551,949
Loss for the year	-	-	-	-	-	(11,184,268)	(11,184,268)
Other comprehensive loss	-	-	-	-	(3,679,141)	-	(3,679,141)
Balance as at December 31, 2017	552,547,616	$272,500,810	$15,006,675	$12,599,596	$(4,042,413)	$(31,411,488)	$264,653,180

The accompanying notes are an integral part of these consolidated annual financial statements.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated on April 4, 2005. The Company changed its name to First Mining Gold Corp in January 2018.

The Company focuses on the exploration and development of its North American mineral property portfolio and in particular, Canadian gold projects. During the year ended December 31, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”), Clifton Star Resources Inc. (“Clifton”), the Pitt Gold exploration property, Cameron Gold Operations Ltd. (”Cameron Gold’’), and Tamaka Gold Corporation (“Tamaka”). On September 26, 2016, the Company completed the divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”).

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These consolidated annual financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended December 31, 2017.

These consolidated annual financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through other comprehensive income (loss), which are stated at their fair value. The consolidated annual financial statements are presented in Canadian dollars, which are the functional currency of the Company’s Canadian entities. The functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s material subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
First Mining Gold Corp.	Canada	Parent
Gold Canyon Resources Inc.	Canada	100%
Goldlund Resources Inc.	Canada	100%
Coastal Gold Corp.	Canada	100%
Cameron Gold Operations Ltd.	Canada	100%
PC Gold Inc.	Canada	100%
Clifton Star Resources Inc.	Canada	100%
Minera Teocuitla, S.A. de C.V.	Mexico	100%

These consolidated annual financial statements were approved by the Board of Directors on March 21, 2018.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES

These consolidated annual financial statements have been prepared using the following accounting policies:

a)    Change in accounting policies – Financial Instruments

The Company early adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2017. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged.

As a result of the early adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date. The main area of change is the accounting for equity securities previously classified as fair value through profit and loss.

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(i)    Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2017. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/liabilities	Original classification IAS 39	New classification IFRS 9
Cash and cash equivalents	Amortized cost	Amortized cost
Accounts and other receivables	Amortized cost	Amortized cost
Marketable securities	FVTPL	FVTOCI
Mineral property investments	FVTPL	FVTOCI
Reclamation deposit	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Debenture liability	Amortized cost	Amortized cost

Upon the adoption of IFRS 9, the Company made an irrevocable election to classify marketable securities and mineral property investments (First Mining’s 10% equity interest in a group of privately held companies that own the Duparquet Gold Project) as FVTOCI given they are not held for trading and are instead held as strategic investments that align with the Company’s corporate objectives.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

As the Company did not restate prior periods, it recognized the effects of retrospective application to shareholders’ equity at the beginning of the 2017 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to the opening accumulated deficit on January 1, 2017 of $1,071,944 with a corresponding adjustment to accumulated other comprehensive income (loss).

(ii) Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

(iii) Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv) Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

b)    Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

c)    Mineral Properties

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

Interests in mineral properties, held through minority interest in equity investment, are classified as “mineral property investments” and recorded at fair value, with changes in fair value recorded through other comprehensive income (loss).

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the optionee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

d)   Impairment of Non-Financial Assets

Mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets may be tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation assets are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

  The right to explore the area has expired or will expire in the near future with no expectation of renewal;
  Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted;
  No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
  Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

e)    Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years
Computer software	1 year

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

f)    Environmental Reclamation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and revegetation of the affected exploration sites.

A reclamation provision generally arises when the environmental disturbance is subject to government laws and regulations. When a liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

g)    Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

h)    Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

i)    Loss per Share

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted losses per share are the same.

j)    Share-based Payments

Where equity-settled share options are granted to employees, the fair value of the options at the date of grant, measured using the Black-Scholes option pricing model, is charged to the statement of comprehensive loss or capitalized to mineral properties over the vesting period.

Where equity-settled share options are granted to non-employees, they are measured at the fair value of the goods or services received. However, if the value of goods or services received in exchange for the options cannot be reliably estimated, the options are measured using the Black-Scholes option pricing model.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in share-based payment reserve is credited to share capital, together with any consideration received.

k)    Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

l)    Critical Accounting Judgments and Estimates

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the audited consolidated financial statements for the year ended December 31, 2017, which could result in a material adjustment to the carrying amounts of assets and liabilities:

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

(i)  Impairment of Mineral Properties

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

(ii) Determining Amount and Timing of Reclamation Provisions

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

(iii) Mineral Property Investments

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded.

m)    Accounting Standards Issued but Not Yet Applied

The following are accounting standards anticipated to be effective January 1, 2018 or later:

(i) IFRS 15 Revenue from Contracts with Customers

IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five-step model for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. As the Company has no revenue, no impact on the Company’s consolidated financial statements is expected.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

(ii) IFRS 16 Leases

IFRS 16 will replace IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed. Management expects an increase in depreciation expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. Currently, these impacts are not expected to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4. ACQUISITION OF GOLDRUSH RESOURCES LTD.

On January 7, 2016, the Company completed the acquisition of all the outstanding common shares of Goldrush Resources Ltd. (“Goldrush”) on the basis of 0.0714 common shares in the capital of First Mining for each Goldrush share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Goldrush Transaction”). The Goldrush Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Goldrush becoming a wholly-owned subsidiary of First Mining. No replacement options or warrants were required as part of the Goldrush Transaction.

For accounting purposes, the acquisition of Goldrush has been recorded as an asset acquisition as Goldrush is not considered to be a business when applying the guidance within IFRS 3 Business Combinations (“IFRS 3”).

Consideration paid:

Fair value of 11,950,223 common shares issued	$4,780,089
Transaction costs incurred by the Company	101,515
Total consideration paid	$4,881,604

The fair value of identifiable assets acquired and liabilities assumed from Goldrush were as follows:

Cash	$3,446,574
Accounts and other receivables	1,077,817
Prepaid expenditures	22,745
Mineral properties (Note 12)	361,894
Accounts payable and accrued liabilities	(27,426)
Net identifiable assets acquired	$4,881,604

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

5. ACQUISITION OF CLIFTON STAR RESOURCES INC.

On April 8, 2016, the Company completed the acquisition of all the outstanding common shares of Clifton Star Resources Inc. and its subsidiaries (collectively, “Clifton”) on the basis of 1 common share in the capital of First Mining for each Clifton share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Clifton Transaction”). The Clifton Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Clifton becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Clifton has been recorded as an asset acquisition as Clifton is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 48,209,962 common shares issued	$19,766,084
Fair value of options issued by the Company	528,208
Transaction costs incurred by the Company	221,975
Total consideration paid	$20,516,267

The fair value of identifiable assets acquired from Clifton were as follows:

Cash	$10,756,645
Accounts and other receivables	284,806
Prepaid expenditures	17,259
Equipment	60,153
Mineral properties (Note 12)	4,980,624
Mineral property investments (Note 13)	4,416,780
Identifiable assets acquired	$20,516,267

Clifton has a 100% interest in three mineral properties, the Duquesne, the Joutel, and the Morris gold projects. In addition, Clifton has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. All properties are located within the Abitibi Greenstone Belt in Quebec. Due to the early stage of the Joutel and Morris properties, no amounts have been capitalized to mineral properties as at December 31, 2017.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

6. ACQUISITION OF THE PITT GOLD PROPERTY

On April 28, 2016, the Company completed the acquisition of the Pitt Gold Property from Brionor Resources Inc. (“Brionor”). The aggregate purchase price was $2,047,786, satisfied through the issuance of 2,535,293 First Mining common shares to Brionor as well as $250,000 in cash.

For accounting purposes, the acquisition of the Pitt Gold Property has been recorded as an asset acquisition as the Pitt Gold Property is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 2,535,293 common shares issued	1,749,352
Cash paid	250,000
Transaction costs incurred by the Company	48,434
Total consideration paid	2,047,786

The fair value of identifiable assets acquired from Brionor were as follows:

Mineral properties (Note 12)	$2,047,786
Identifiable assets acquired	2,047,786

7. ACQUISITION OF THE CAMERON GOLD PROJECT

On June 9, 2016, the Company completed the acquisition of Cameron Gold Operations Ltd. (”Cameron Gold”), a wholly-owned subsidiary of Chalice Gold Mines Limited (”Chalice”), which owns the Cameron Gold project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Cameron Transaction”). The Cameron Transaction resulted in Cameron Gold Operations Ltd. becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Cameron Gold has been recorded as an asset acquisition as Cameron Gold is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 32,260,836 common shares issued	$25,808,669
Transaction costs incurred by the Company	151,386
Total consideration paid	$25,960,055

The fair value of identifiable assets acquired and liabilities assumed from Cameron Gold were as follows:

Accounts and other receivables	$2,632
Equipment	158,231
Mineral properties (Note 12)	25,799,192
Identifiable assets acquired	$25,960,055

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

8. AMALGAMATION WITH TAMAKA GOLD CORPORATION

On June 16, 2016, the Company, through a wholly-owned subsidiary, completed an amalgamation with Tamaka Gold Corp. (“Tamaka”) and received all the outstanding common shares of this privately held mineral exploration company, which owns the Goldlund project located in northwestern Ontario, in exchange for 92,475,689 common shares of First Mining (the “Tamaka Transaction”). The Tamaka Transaction was conducted by way of an amalgamation arrangement, which ultimately resulted in Tamaka becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the amalgamation with Tamaka has been recorded as an asset acquisition as Tamaka is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 92,475,689 common shares issued	$69,356,767
Fair value of options issued by the Company	2,928,241
Fair value of warrants issued by the Company	8,633,830
Transaction costs incurred by the Company	2,643,915
Total consideration paid	$83,562,753

The fair value of identifiable assets acquired and liabilities assumed from Tamaka were as follows:

Cash	$40,304
Accounts and other receivables	991,453
Equipment	77,022
Mineral properties (Note 12)	86,054,930
Accounts payable	(298,956)
Debenture liability (Note 16)	(3,302,000)
Net identifiable assets acquired	$83,562,753

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

9. DIVESTITURE OF SUBSIDIARIES

On September 26, 2016, the Company completed its divestiture transaction (the “Silver One Transaction”) with Silver One Resources Inc., an exploration company publicly listed on the TSXV, by selling the Company’s 100% wholly owned subsidiary, KCP Minerals Inc., including its interest in the Peñasco Quemado, the La Frazada and the Pluton mineral properties (collectively, the “Properties”), in exchange for six million common shares of Silver One and a 2.5% net smelter return royalty (“NSR”) on the Properties.

The Silver One Transaction resulted in an accounting gain of $806,714 based on the $6,360,000 fair value total proceeds received, less the carrying value of the disposed net assets, including the Properties, of $5,519,756 and other transfer fees of $33,530. The total proceeds represented 6,000,000 common shares at $1.06 per share, being the closing share price on the day the Silver One Transaction completed. The Company did not assign any value to the NSR as it concluded that the risk-adjusted present value of expected proceeds from these cash streams was likely immaterial given the early stage and operational uncertainty of the Properties.

The divestiture of subsidiaries resulted in a reclassification of approximately $1.0 million in accumulated other comprehensive income, currency translation adjustment, into foreign exchange gain (loss) in the consolidated statements of net loss.

10. ACCOUNTS AND OTHER RECEIVABLES

Category	December 31,	December 31,
	2017	2016
Current
GST and HST receivables	$347,694	$179,569
Quebec mining tax receivables	61,002	61,002
Other receivables(1)	25,856	460,675
Nord Prognoz receivable(2)	-	671,350
Total current accounts and other receivables	$434,552	$1,372,596
Non-current
Mexican VAT receivable	77,104	67,976

Total accounts and other receivables	$511,656	$1,440,572

(1)

As at December 31, 2017, other receivables include interest receivables from short-term deposits. The prior year-end balance included a receivable amount of USD$250,000 relating to consideration for the title transfer of the Rima permit in Burkina Faso.

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The total amount was held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

11. MARKETABLE SECURITIES

The movements in marketable securities during the years ended December 31, 2017 and 2016 are summarized as follows:

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627
Purchases	-	1,828,695	1,828,695
Loss recorded in other comprehensive loss	(3,000,000)	(398,726)	(3,398,726)
Balance as at December 31, 2017	$2,280,000	$1,996,596	$4,276,596

	Silver One	Other	Total
	Resources Inc.	Marketable
		Securities
Balance as at December 31, 2015	$-	$8,830	$8,830
Proceeds from the Silver One transaction/Purchases	6,360,000	549,741	6,909,741
(Loss) gain recorded in consolidated statements of net loss	(1,080,000)	8,056	(1,071,944)
Balance as at December 31, 2016	$5,280,000	$566,627	$5,846,627

The Company holds marketable securities as strategic investment that aligns with the Company’s corporate objectives. The Company has less than 10% equity interest in each of the investees classified as marketable securities.

The Company early adopted all of the requirements of IFRS 9 Financial Instruments as of January 1, 2017. Under IFRS 9, all marketable securities owned by the Company are redesignated as FVTOCI, with a fair value loss of $3,398,726 recorded in other comprehensive loss for the year ended December 31, 2017. Had the Company not early adopted IFRS 9 and redesignated all marketable securities as FVTOCI, the fair value loss would have been recorded in the consolidated statements of net loss under IAS 39. In the prior year period and prior to the early adoption of IFRS 9, the Company recorded a fair value loss of $1,071,944 in the consolidated statements of net loss for the year ended December 31, 2016.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

12. MINERAL PROPERTIES

As at December 31, 2017 and December 31, 2016, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2016	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write- down of mineral properties	Balance December 31, 2017
Hope Brook	$17,595,297	$-	$20,750	$185,989	$397,182	$181,702	$283,512	$1,069,135	$-	$-	$-	$18,664,432
Springpole(1)	68,121,214	243,000	314,705	443,195	462,331	356,930	457,379	2,034,540	-	-	-	70,398,754
Pickle Crow(1)	15,821,422	180,000	62,629	23,880	312,668	69,201	25,528	493,906	-	-	-	16,495,328
Duquesne	5,023,019	-	824	89	22,898	3,512	1,776	29,099	-	-	-	5,052,118
Pitt Gold	2,073,841	-	-	-	5,288	1,213	-	6,501	-	-	-	2,080,342
Cameron Gold	26,016,703	-	38,140	107,876	174,266	299,898	39,299	659,479	-	-	-	26,676,182
Goldlund Gold(2)	85,103,290	1,195,629	2,754	580,923	4,173,421	2,124,829	626,424	7,508,351	-	-	-	93,807,270
Others(3)	-	2,500,000	2,004	445	9,877	3,460	-	15,786	-	-	-	2,515,786
Canada Total	$219,754,786	$4,118,629	$441,806	$1,342,397	$5,557,931	$3,040,745	$1,433,918	$11,816,797	$-	$-	$-	$235,690,212
Miranda	760,386	-	76,213	-	24,264	1,557	-	102,034	-	(52,338)	-	810,082
Socorro	711,626	-	112,002	-	8,069	60	131	120,262	-	(49,663)	-	782,225
San Ricardo	829,459	-	190,982	-	4,318	597	3,142	199,039	-	(59,371)	-	969,127
Others(4)	702,521	-	244,903	-	23,163	1,126	1,626	270,818	-	(51,912)	-	921,427
Mexico Total	$3,003,992	$-	$624,100	$-	$59,814	$3,340	$4,899	$692,153	$-	$(213,284)	$-	$3,482,861
USA	703,445	-	39,338	-	-	-	620	39,958	-	(45,221)	-	698,182
Total	$223,462,223	$4,118,629	$1,105,244	$1,342,397	$5,617,745	$3,044,085	$1,439,437	$12,548,908	$-	$(258,505)	$-	$239,871,255

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write- down of mineral properties	Balance Dec 31, 2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$96,931	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	1,871,719	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	491,676	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	42,395	-	-	-	5,023,019
Pitt Gold	-	2,047,786	732	-	25,182	-	141	26,055	-	-	-	2,073,841
Cameron Gold	-	25,799,192	3,267	65,414	108,888	20,395	19,547	217,511	-	-	-	26,016,703
Goldlund Gold	-	84,859,301	3,151	71,374	92,629	64,009	12,826	243,989	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$2,990,276	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	101,272	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	141,235	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	213,508	-	(18,957)	-	829,459
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-
Others(4)	460,099	-	287,236	12,121	3,985	1,217	5,501	310,060	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$950,658	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	41,712	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	123,220	-	-	(485,114)	-
Total	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$4,105,866	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

(1)

During the year ended December 31, 2017, the Company provided consideration, which comprised 500,000 common shares of the Company and $60,000 cash, to complete the acquisition of mining claims which are contiguous to the Company’s existing Springpole and Pickle Crow mineral properties.

(2)

During the year ended December 31, 2017, the Company settled its debenture liability with Kesselrun Resources Ltd., approximately one year after the Tamaka transaction. As part of the settlement agreement, the Company provided consideration, which comprised 4,700,000 common shares of the Company and $200,000 cash, in excess of the initial estimate of fair value of the debenture liability; this amount has been capitalized to the Goldlund Gold project as additional consideration of the Tamaka transaction (see Note 16).

(3)

Other mineral properties in Canada as at December 31, 2017 include the mining claims located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest). The Company provided consideration, which comprised 2,500,000 common shares of the Company and $250,000 cash, to complete the acquisition of the mining claims during the year.

(4)	Other mineral properties in Mexico as at December 31, 2017 and December 31, 2016 include Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

13. MINERAL PROPERTY INVESTMENTS

The Company early adopted all of the requirements of IFRS 9 as of January 1, 2017. Under IFRS 9, mineral property investments (which comprise equity interests in the shares of private companies) were redesignated as FVTOCI, with changes in fair value recorded in other comprehensive income (loss).

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Balance, beginning of period	$4,416,780	$-
Acquisition – Clifton transaction	-	4,416,780
Balance, end of period	$4,416,780	$4,416,780

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project, and in which the Company holds a 10% indirect interest. As at December 31, 2017, there was no change in the carrying value of mineral property investments given management concluded that there was no material change in fair value (Note 23).

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31,	December 31,
	2017	2016
Accounts payable	$840,060	$560,675
Other accrued liabilities	242,780	209,000
Total	$1,082,840	$769,675

15. LOANS PAYABLE

Category	December 31,	December 31,
	2017	2016
Loans payable – First Majestic Silver Corp.	$-	$454,819

During the year ended December 31, 2017, the Company paid $461,113 in full and final settlement of all outstanding loans payable (Note 22(b)). As at December 31, 2017, the Company had $nil (December 31, 2016 – $454,819) remaining in loans payable to First Majestic Silver Corp. (a related party – see Note 21).

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

16. DEBENTURE LIABILITY

Pursuant to the amalgamation with Tamaka on June 16, 2016, the Company assumed a liability in connection with three debentures (the “Debentures”) with an aggregate face value of $2,139,900 that had previously been issued by Tamaka in 2014 and 2015. The Debentures included a contingent conversion feature in the event of specified events. The Company initially recorded the Debentures at an estimated fair value of $2,106,371 and subsequently revised the estimated fair value to $3,302,000.

On June 30, 2017, the Company settled the debenture liability with total consideration of $3,302,000 through the issuance of 4,700,000 First Mining common shares, which were valued at $3,102,000 using the closing price as at June 30, 2017, and payment of $200,000 cash. Given the Company provided consideration in excess of the initial estimate of the fair value of the Debentures, the incremental amount has been capitalized to the Goldlund Gold project as an additional cost of the Tamaka transaction.

17. SHARE CAPITAL

a)    Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)    Issued and Fully Paid

Common shares: 552,547,616 (December 31, 2016 – 539,439,736).
Preferred shares: nil (December 31, 2016 – nil).

On August 5, 2016, the Company completed a non-brokered private placement financing of 33,750,000 units (“Units) at a price of $0.80 per unit to raise gross proceeds of $27,000,000. Net proceeds after transaction cost were $26,842,807. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at $1.10 for a period of 36 months.

Consideration received from the private placement financing is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis. The share capital was valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve was valued using the Black-Scholes option pricing model.

The Company has a number of escrow agreements which arose from past transactions and the initial formation of the Company:

  There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2017, there were 1,099,842 common shares of the Company in escrow (December 31, 2016 – 3,299,524).

  There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. On March 30, 2015, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at December 31, 2017, there were 194,425 common shares of the Company in escrow (December 31, 2016 – 583,275).

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

17. SHARE CAPITAL (continued)

  With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares were released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 17, 2019. As at December 31, 2017 there were a total of 17,794,974 shares held in escrow as a result of the Tamaka transaction (December 31, 2016 – 29,658,290).

c)    Warrants

The movements in warrants during the years ended December 31, 2017 and 2016 are summarized as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2015	16,783,906	$0.19
Issued – November 16, 2015 (Replacement PC Gold warrants)	520,883	0.20
Issued – June 16, 2016 (Replacement Tamaka warrants)	28,687,017	0.76
Issued – August 5, 2016 (private placement warrants)	16,875,000	1.10
Warrants exercised	(11,926,634)	0.25
Warrants expired	(1,500)	0.40
Balance as at December 31, 2016	50,938,672	$0.80
Warrants exercised	(1,245,263)	0.19
Balance as at December 31, 2017	49,693,409	$0.81

The following table summarizes information about the warrants outstanding as at December 31, 2017:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.01 – 0.50	11,779,224	$ 0.34	1.06
$ 0.51 – 1.00	21,039,185	0.85	0.46
$ 1.01 – 1.50	16,875,000	1.10	1.59
	49,693,409	$ 0.81	0.99

d)    Stock Options

The Company has adopted a stock option plan that allows for the issuance of up to 10% of the issued and outstanding common shares as incentive stock options to Directors, Officers, employees and certain consultants of the Company. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSX regulations.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

17. SHARE CAPITAL (continued)

The movements in stock options during the years ended December 31, 2017 and 2016 are summarized as follows:

	Number	Weighted average
		exercise price
Balance as at December 31, 2015	13,616,504	$0.39
Issued – April 8, 2016 (Replacement Clifton options)	4,150,000	0.95
Issued – June 16, 2016	10,770,000	0.75
Issued – June 16, 2016 (Replacement Tamaka options)	7,517,779	0.44
Issued – September 6, 2016	250,000	0.91
Issued – November 17, 2016	450,000	0.73
Issued – December 5, 2016	50,000	0.91
Options exercised	(10,923,681)	0.32
Options expired	(1,439,985)	0.89
Balance as at December 31, 2016	24,440,617	$0.67
Issued – February 10, 2017	10,630,000	0.85
Issued – March 13, 2017	250,000	0.95
Issued – September 25, 2017	150,000	0.66
Issued – October 16, 2017	150,000	0.62
Options exercised	(4,162,617)	0.43
Options expired	(850,000)	1.65
Balance as at December 31, 2017	30,608,000	$0.74

The following table summarizes information about the stock options outstanding as at December 31, 2017:

		Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining	Number of	average	remaining
price	options	exercise price	life (Years)	options	exercise price	life (years)
		($ per Share)			($ per share)
$ 0.01 – 0.50	6,208,000	$ 0.36	2.41	6,208,000	$ 0.36	2.41
$ 0.51 – 1.00	23,125,000	0.80	3.70	23,015,000	0.80	3.70
$ 1.01 – 1.50	1,075,000	1.32	0.27	1,075,000	1.32	0.27
$ 1.51 – 2.00	-	-	-	-	-	-
$ 2.01 – 2.50	200,000	2.50	0.27	200,000	2.50	0.27
	30,608,00	$ 0.74	3.30	30,498,000	$ 0.74	3.29

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

17. SHARE CAPITAL (continued)

During the year ended December 31, 2017, there were 11,180,000 (2016 – 23,187,779) stock option grants with an aggregate fair value of $5,533,705 (2016 – $8,571,578), or a weighted average fair value of $0.49 per option (2016 – $0.37) . Total stock options granted during the year ended December 31, 2017 were comprised of incentive stock options only, whereas, in the same period of the prior year, 11,520,000 stock options with an aggregate fair value of $5,115,130 related to incentive stock options and 11,667,779 stock options with an aggregate fair value of $3,456,448 related to replacement stock options granted in connection with several acquisitions.

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expenses during the years. Total share-based payments expenses during the years ended December 31, 2017 and 2016 were allocated across the functional expenditure categories as follows:

	For the year ended December 31
	2017	2016
General and administration	$3,400,612	$3,152,072
Exploration and evaluation	1,130,418	1,033,889
Investor relations and marketing	728,190	692,143
Corporate development and due diligence	237,891	276,538
Total	$5,497,111	$5,154,642

The fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended	Year ended
	December 31, 2017	December 31,
Risk-free interest rate	1.45%	1.14%
Share price at grant date	$0.85	$0.69
Exercise price	$0.85	$0.69
Expected life	5.00 years	3.17 years
Expected volatility(1)	70.45%	75.64%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

18. EXPENDITURES

Components of the Company’s functional expenditure categories are as follows:

	For the year ended December 31, 2017

	General and	Exploration and		Investor relations	Corporate	Total
	administration	evaluation		and marketing	development and
				communications	due diligence
Administrative and office	$485,000	$-		$-	$-	$485,000
Depreciation (non-cash)	67,482	227,838		-	-	295,320
Consultants	5,200	115,262		-	11,419	131,881
Exploration and evaluation	-	66,691		-	-	66,691
Investor relations and marketing communications	-	-		2,014,806	34,827	2,049,633
Professional fees	569,490	39,961		-	-	609,451
Salaries and Directors fees	853,828	40,921		239,600	55,934	1,190,283
Share-based payments (non-cash) (Note 17(d))	3,400,612	1,130,418		728,190	237,891	5,497,111
Transfer agent and filing fees	451,682	-		-	-	451,682
Travel and accommodation	76,751	136,593		301,191	-	514,535
Total	$5,910,045	$1,757,684	$	$ 3,283,787	340,071	$11,291,587

	For the year ended December 31, 2016
			Investor relations	Corporate	Total
	General and	Exploration and	and marketing	development and
	administration	evaluation	communications	due diligence
Administrative and office	$580,628	$-	$-	$-	$580,628
Depreciation (non-cash)	5,210	144,934	-	-	150,144
Consultants	35,242	79,817	-	-	115,059
Exploration and evaluation	-	102,607	-	-	102,607
Investor relations and marketing communications	-	-	3,075,802	-	3,075,802
Professional fees	619,169	52,870	-	-	672,039
Salaries and Directors fees	707,155	96,291	170,352	50,970	1,024,768
Share-based payments (non-cash) (Note 17(d))	3,152,072	1,033,889	692,143	276,538	5,154,642
Transfer agent and filing fees	189,355	-	-	-	189,355
Travel and accommodation	59,265	83,204	225,793	-	368,262
Total	$5,348,096	$1,593,612	$4,164,090	$327,508	$11,433,306

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

19. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of mineral property assets. Geographic information about the Company’s non-current assets as at December 31, 2017 and 2016 is as follows:

Non-current assets	December 31,	December 31, 2016
	2017
Canada	$240,989,319	$224,956,454
Mexico	3,560,441	3,072,694
USA	703,836	703,445
Total	$245,253,596	$228,732,593

20. INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rate prevailing in the respective jurisdictions. The reconciliation of income taxes calculated at the applicable Canadian federal and provincial statutory rates to the actual income tax expense (recovery) is as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Net loss before income tax	$11,184,000	$11,154,923
Combined Canadian statutory income tax rate	26.00%	26.00%
Income tax recovery computed at statutory income tax	2,908,000	2,900,000
Tax effect of:
Permanent differences	(982,000)	(748,000)
Impact from acquisitions	-	10,867,000
Impact from disposition of subsidiaries	-	(2,157,000)
Difference in tax rates in foreign jurisdictions	4,000	64,000
Changes in estimate and others	5,018,000	288,000
Changes in unrecognized deferred tax assets	(6,948,000)	(11,214,000)
	$-	$-

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets. No deferred tax asset has been recognized in respect to the losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

	December 31,	December 31,
	2017	2016
Deferred income tax assets and liabilities
Non-capital loss carryforwards	$23,793,000	$22,585,000
Net capital loss carryforwards	1,580,000	-
Investment tax credits	3,979,000	674,000
Undeducted financing costs and others	115,000	148,000
Mineral properties	(139,000)	(239,000)
Others	730,000	(58,000)
Unrecognized deferred tax assets	(30,058,000)	(23,110,000)
Deferred income tax assets, net	$-	$-

As at December 31, 2017, the Company and its subsidiaries had unrecognized Canadian non-capital loss carryforwards of approximately $86,500,000 which expire between the years 2025 and 2037, unrecognized Canadian net capital loss carryforwards of approximately $5,900,000 which can be carried forward indefinitely, unrecognized Canadian investment tax credits of approximately $5,500,000 which expire between the years 2024 and 2033, and unrecognized Mexican non-capital loss carryforwards of approximately $1,100,000 which expire between the years 2019 and 2027.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

21. RELATED PARTY TRANSACTIONS

The Company’s related parties are its Directors and Officers, and any companies in which they control or have significant influence. The Company incurred the following related party expenditures during the years ended December 31, 2017 and 2016:

Service or Item	Year ended December 31,
	2017	2016
Administration and office	$180,357	$192,813

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), who provide office space and some administrative services to the Company. First Majestic’s President & CEO, CFO, and one Director are also Directors of the Company.

As at December 31, 2017, included in accounts payable is an amount of $nil (December 31, 2016 - $20,141) due to the Chief Executive Officer. Included in current liabilities is an amount of $nil (December 31, 2016 - $454,819) due to First Majestic relating to the outstanding loans payable (Note 15), as well as $575 (December 31, 2016 - $1,487) due to First Majestic for administration and office expenses.

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2017 and 2016 are as follows:

Service or Item	Year ended December 31,
	2017	2016
Directors’ fees	$142,232	$121,000
Salaries and consultants’ fees	870,644	714,606
Share-based payments (non-	4,381,025	4,309,634
Total	$5,393,901	$5,145,240

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

22. SUPPLEMENTAL CASH FLOW INFORMATION

a)    Non-cash Investing and Financing Transactions

During the year ended December 31, 2017, significant non-cash investing and financing transactions were as follows:

•	3,000,000 shares issued as part of the acquisition of other Canadian mineral properties;
•	4,700,000 shares issued as part of the settlement of the debenture liability with Kesselrun (Note 16); and
•	Paid or accrued $nil for income taxes.

During the year ended December 31, 2016, the significant non-cash investing and financing transactions were as follows:

•	11,950,223 shares issued as part of the acquisition of Goldrush (Note 4);
•	48,209,962 shares issued as part of the acquisition of Clifton (Note 5);
•	2,535,293 shares issued as part of the acquisition of the Pitt Gold Property (Note 6);
•	32,260,836 shares issued as part of the acquisition of Cameron Gold (Note 7);
•	92,475,689 shares issued as part of the acquisition of Tamaka (Note 8);
•	Issued 323,076 shares for the settlement of $126,000 accounts payable previously held by PC Gold;
•	Issued 973,996 shares for the settlement of $1,139,573 Tamaka transaction costs;
•	Issued 820,437 shares for the settlement of $656,354 debt owed to First Majestic; and
•	Paid or accrued $nil for income taxes.

b)    Changes in Liabilities Arising from Financing Activities

	January 1, 2017	Cash payments		Non-cash changes		December 31,
			Interest accrual	Changes in	Debenture	2017
				estimate	converted to
					shares
Loans payable	$454,819	$(461,113)	$6,294	$-	$-	$-
Debenture liability	2,106,371	(200,000)	-	1,195,629	(3,102,000)	-
Total liabilities from financing activities	$2,561,190	$(661,113)	$6,294	$1,195,629	$(3,102,000)	$-

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

23. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The carrying values of non-current reclamation deposit and accounts and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost and are reported at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2017 and was therefore considered to be Level 1.

The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value will be reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at December 31, 2017, management concluded that there was no significant change in the fair value of the Duparquet gold project investment based on the approach described above.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

		December 31, 2017		December 31, 2016
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 11)	$4,276,596	$4,276,596	$-	$5,846,627	$5,846,627	$-
Mineral property investments (Note 13)	4,416,780	-	4,416,780	4,416,780	-	4,416,780
Total	$8,693,376	$4,276,596	$4,416,780	$10,263,407	$5,846,627	$4,416,780

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

23. FAIR VALUE (continued)

During the year ended December 31, 2017 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

The classification of the financial instruments as well as their carrying values as at December 31, 2017 and 2016 is shown in the table below:

At December 31, 2017
	Amortized	FVTOCI(1)	Amortized	Total
	Cost		Cost
	(Financial assets)		(Financial liabilities)
Financial assets:
Cash and cash equivalents	$15,399,727	$-	$-	$15,399,727
Current accounts and other receivables	25,856	-	-	25,856
Marketable securities	-	4,276,596	-	4,276,596
Mineral property investments	-	4,416,780	-	4,416,780
Reclamation deposit	116,131	-	-	116,131
Total financial assets	$15,541,714	$8,693,376	$-	$24,235,090
Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$1,082,840	$1,082,840

At December 31, 2016
	Amortized	FVTPL(1)	Amortized	Total
	Cost		Cost
	(Financial assets)		(Financial liabilities)
Financial assets:
Cash and cash equivalents	$33,157,447	$-	$-	$33,157,447
Current accounts and other receivables	1,132,024	-	-	1,132,024
Marketable securities	-	5,846,627	-	5,846,627
Mineral property investments	-	4,416,780	-	4,416,780
Reclamation deposit	115,474	-	-	115,474
Total financial assets	$34,404,945	$10,263,407	$-	$44,668,352
Financial liabilities:
Accounts payable and accrued liabilities	$-	$-	$769,675	$769,675
Loans payable	-	-	454,819	454,819
Debenture liability	-	-	2,106,371	2,106,371
Total financial liabilities	$-	$-	$3,330,865	$3,330,865

(1)

As of January 1, 2017, upon the early adoption of IFRS 9 Financial Instruments, the Company made an irrevocable election to reclassify marketable securities and mineral property investments fair value remeasurements from FVTPL to FVTOCI.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

24. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a)    Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which comprise of marketable securities and mineral property investments, in other mineral property exploration companies.

If the equity prices of our investments in equity instruments had been 10% higher or lower as at December 31, 2017, other comprehensive loss for the year ended December 31, 2017 would have decreased or increased, respectively, by approximately $869,338, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2017, the Company is exposed to currency risk on the following financial instruments denominated in USD and MXN. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$1,122,784	$21,929	$1,144,713
Accounts payable and accrued liabilities	(76,862)	(14,133)	(90,995)
Net exposure	$1,045,922	$7,796	$1,053,718
Effect of +/- 10% change in	$104,592	$780	$105,372

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

24. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

b)    Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

c)    Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2017 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Amount	Cash Flows	year	years	years	years
Accounts payable and accrued liabilities	$1,082,840	$1,082,840	$1,082,840	$-	$-	$-

As at December 31, 2017, the Company held cash and cash equivalents of $15,399,727 (December 31, 2016 - $33,157,447). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d)    Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

FIRST MINING GOLD CORP.
(formerly known as First Mining Finance Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

25. COMMITMENTS

The Company has commitments in respect of an office lease assumed through its acquisition as follows:

	Expected payments due by period as at December 31, 2017
	Less than	1 – 3	4 – 5	After 5
	1 year	years	years	years
Office premises (PC Gold acquisition)	$47,252	$-	$-	$-

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario until August 31, 2018.

26. SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company has granted 9,575,000 incentive stock options to Directors, Officers, employees and certain consultants of the Company under the terms of its stock option plan. The share options have an exercise price of $0.60 per share and are exercisable for a period of five years from the grant date.